SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Everbridge, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

29978A104

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): ABS Ventures IX L.P. (“ABS IX”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 5,874,337 shares
	6	SHARED VOTING POWER 0 shares
	7	SOLE DISPOSITIVE POWER 5,874,337 shares
	8	SHARED DISPOSITIVE POWER 0 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,337 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.6%*
12	TYPE OF REPORTING PERSON PN

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Calvert Capital V, L.L.C. (“CC V LLC”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,874,337 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,874,337 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,337 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.6%*
12	TYPE OF REPORTING PERSON OO

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Bruns H. Grayson (“Grayson”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,874,337 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,874,337 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,337 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.6%*
12	TYPE OF REPORTING PERSON IN

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

1	NAME OF REPORTING PERSON: I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): R. William Burgess, Jr. (“Burgess”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
	6	SHARED VOTING POWER 5,874,337 shares
	7	SOLE DISPOSITIVE POWER 0 shares
	8	SHARED DISPOSITIVE POWER 5,874,337 shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,874,337 shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.6%*
12	TYPE OF REPORTING PERSON IN

*	The foregoing percentage is calculated based on 27,148,042 shares of Common Stock of the Issuer, reported to be outstanding as of October 31, 2016 in the Issuer’s September 30, 2016 Quarterly Report filed on Form 10-Q.

Schedule 13G

ITEM 1(A).       NAME OF ISSUER:

Everbridge, Inc.

ITEM 1(B).       ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

25 Corporate Drive, Suite 400

Burlington, Massachusetts 01803

ITEM	2(A). NAME OF PERSON FILING:

ABS Ventures IX L.P. (“ABS IX”)

Calvert Capital V, L.L.C. (“CC V LLC”)

Bruns H. Grayson (“Grayson”)

R. William Burgess, Jr. (“Burgess”)

The foregoing entities and individuals are collectively referred to as the “Reporting Persons.”

ITEM	2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

ABS Ventures

950 Winter Street

Waltham, MA 02451

ITEM	2(C). CITIZENSHIP:

Grayson and Burgess are United States citizens. ABS IX is a limited partnership organized under the laws of the State of Delaware. CC V LLC is a limited liability company organized under the laws of the State of Delaware.

ITEM	2(D). TITLE OF CLASS OF SECURITIES:

Common Stock, $0.001 par value per share.

ITEM	2(E). CUSIP NUMBER:

29978A104

ITEM 3.	Not Applicable

ITEM 4.	OWNERSHIP

The following information with respect to the ownership of the ordinary shares of the issuer by the Reporting Persons filing this Statement is provided as of December 31, 2016:

Schedule 13G

(a)	Amount Beneficially Owned:

See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for each Reporting Person.

The Reporting Persons may be deemed members of a group within the meaning of Section 13(d), which in the aggregate may be deemed to beneficially own a total of 5,874,337 shares of Common Stock, consisting of 21.6% of the Issuer’s Common Stock. In accordance with Rule 13d-4 under the Act, each of the Reporting Persons hereby declares that this Report shall not be construed to be an admission that each such Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any of the shares of Common Stock covered by this report other than those held in his or its name.

The general partner of ABS IX is CC V LLC. CC V LLC’s senior managers are Grayson and Burgess. Grayson and Burgess may be deemed to control ABS IX by reason of such position.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐. N/A

Schedule 13G

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    January 25, 2017

ABS VENTURES IX L.P.
By: Calvert Capital V, L.L.C., its general partner

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

CALVERT CAPITAL V, L.L.C.

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

BRUNS H. GRAYSON

/s/ Bruns H. Grayson
Bruns H. Grayson

R. WILLIAM BURGESS, JR.

/s/ R. William Burgess, Jr.
R. William Burgess, Jr.

Schedule 13G

EXHIBIT I

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required on Schedule 13G need be filed with respect to ownership by each of the undersigned of shares of Common Stock of Everbridge, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original. Dated: January 25, 2017

ABS VENTURES IX L.P.
By: Calvert Capital V, L.L.C., its general partner

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

CALVERT CAPITAL V, L.L.C.

By:	/s/ Bruns H. Grayson
Name: Bruns H. Grayson
Title: Manager

BRUNS H. GRAYSON

/s/ Bruns H. Grayson
Bruns H. Grayson

R. WILLIAM BURGESS, JR.

/s/ R. William Burgess, Jr.
R. William Burgess, Jr.